Exhibit 99.1

SINA Corporation Adopts Continuation of Previous Shareholder Rights Plan

SHANGHAI, April 28, 2015 /PRNewswire/ — SINA Corporation (NASAQ: SINA) (the “Company”), a leading online media company serving China and the global Chinese communities, today announced that it has adopted a continuation of its previous shareholder rights plan (the “Continued Rights Plan”).

The Company adopted the Continued Rights Plan to preserve, for the Company’s shareholders, the long-term value of the Company in the event of a potential takeover which appears to the Board of Directors of the Company to be coercive or unfair or otherwise not in the best interests of the Company and its shareholders. Initially, the rights to purchase ordinary shares of the Company (the “Rights”) will be represented by the Company’s ordinary share certificates, will not be traded separately from the ordinary shares and will not be exercisable.

The Rights will become exercisable only if a person or group obtains ownership of 10% or more of the Company’s ordinary shares or enters into an acquisition transaction at which time each Right would enable the holder of such Right to buy additional ordinary shares of the Company.

Following the acquisition of 10% or more of the Company’s ordinary shares, the holders of Rights (other than the acquiring person or group) will be entitled to purchase from the Company ordinary shares of the Company at half price. In the event of a subsequent acquisition of the Company, the holders will be entitled to buy ordinary shares of the acquiring entity at half price. The exercise price of each Right is US$150, subject to adjustment.

Generally, the Company may redeem the Rights for $0.001 per Right, subject to adjustment, or terminate the Continued Rights Plan at any time before (or within 10 business days following) the acquisition by a person or group of 10% or more of the Company’s ordinary shares.

The Company will file a Form 8-A with the U.S. Securities and Exchange Commission that will contain additional information regarding the terms and conditions of the Continued Rights Plan, which will be available on the SEC’s website (http://www.sec.gov). Following the record date, SINA also will mail to each shareholder a letter containing further details regarding the Continued Rights Plan.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2013 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations Department

SINA Corporation

Phone: (86-10) 5898-3336

Email: ir@staff.sina.com.cn

SOURCE SINA Corporation